Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Stock Code: 6883)

GRANT OF SHARE OPTIONS AND RESTRICTED SHARES

The Board announces that on March 29, 2012, the Company has granted (i) share options to subscribe for a total of 1,922,715 Shares; and (ii) restricted shares in respect of a total of 1,164,681 Shares, pursuant to the 2011 Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on March 29, 2012, the Company has granted to certain employees (i) share options (the “Share Options”) to subscribe for a total of 1,922,715 ordinary shares of US$0.01 each of the Company (the “Shares”) and (ii) restricted shares in respect of a total of 1,164,681 Shares, pursuant to the 2011 Share Incentive Plan adopted on October 6, 2011. Details of the aforesaid are as follows.

(i)	Share Options

Date of grant	March 29, 2012
Exercise price	US$4.6967 per Share
Number of underlying Shares involved	1,922,715
Closing price of the Shares on the date of grant	US$4.4267 per Share
Validity period of the Share Options	The Share Options are valid for a period of 10 years from the date of grant

Among the Share Options granted above, Share Options to subscribe for 474,399 Shares were granted, with the approval of the compensation committee of the Company which comprise independent non-executive director of the Company, to the following director of the Company and details are as follows:

Name	Position	Number of underlying Shares involved
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	474,399

*	For identification purposes only

(ii)	Restricted Shares

Date of grant	March 29, 2012
Number of Shares involved	1,164,681
Vesting Period	3 years from the date of grant

Among the restricted share granted above, restricted share in respect of 440,508 Shares were granted, with the approval of the compensation committee of the Company which comprise independent non-executive directors of the Company, to the following directors of the Company and details are as follows:

Name	Position	Number of restricted shares	Number of underlying shares involved	Vesting date
				March 29, 2013	March 29, 2014	March 29, 2015
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	237,198	237,198	79,065	79,065	79,068
Mr. Yuk Man Chung	Non-executive director	67,770	67,770	22,590	22,590	22,590
Mr. James Andrew Charles MacKenzie	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Robert Wason Mactier	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Yiu Wa Alec Tsui	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. John Peter Ben Wang	Non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Thomas Jefferson Wu	Independent non-executive director	27,108	27,108	9,036	9,036	9,036

Hong Kong, March 30, 2012

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alex Tsui, and Robert Wason Mactier.

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